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October 4, 2006

VIA EDGAR AND COURIER

Mr. Matthew J. Benson, Esq.
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

  Re:
  Heelys, Inc., Registration Statement on Form S-1
  Filed September 1, 2006
  File No. 333-137046

Dear Mr. Benson:

        On behalf of Heelys, Inc. (the "Company"), in connection with the proposed initial public offering of the Company's common stock, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission ("SEC"), Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-137046), including exhibits ("Amendment No. 1 to the Registration Statement"), for filing under the Securities Act of 1933, as amended, which we have marked to show changes from the Company's initial filing of the Registration Statement.

        The changes reflected in Amendment No. 1 to the Registration Statement include those made in response to the comments of the Staff of the SEC (the "Staff") set forth in the Staff's comment letter dated September 21, 2006, as well as other updates.

        Set forth below are the Company's responses to the comments raised in your letter. For your convenience, we have provided each of your numbered comments followed by our responses and we have also sent to you paper copies of this letter and Amendment No. 1 to the Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1 to the Registration Statement. Page references are generally not given when the changes appear throughout the prospectus. References throughout this letter to "Heelys," "we," "us," and "our" are to the Company.

General

  1.
  We note the blank spaces appearing throughout your registration statement including those with respect to earnings per share in Summary Selected Financial Data, Selected Consolidated Financial Data and Consolidated Financial Statements. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Please also note that we may have additional comments once you have provided this information.

    Response:    We confirm that we will complete the remaining blanks in a subsequent pre-effective amendment to the registration statement as soon as such information is available. We acknowledge that the Staff may have additional comments as a result of our filing a pre-effective amendment containing such information.

  2.
  Please include pro forma financial information reflecting the receipt and application of offering proceeds as required by Article 11 of Regulation S-X or tell us why pro forma financial information is not required. Please note that a narrative description of the pro forma effects of the transaction may be furnished in lieu of the pro forma statements described in Article 11 where a limited number of pro forma adjustments are required and easily understood. Please also note that the denominator in computing pro forma earnings per share should include common shares whose proceeds are being reflected in pro forum adjustments in the income statements. Common shares whose proceeds will be used for general corporate purposes should not be used in computing pro forma earnings per share.

    Response:    Pro forma financial information is not required because none of the conditions requiring disclosure of pro forma financial information under Article 11 of Regulation S-X exist.

  3.
  Please revise to include the information required by Item 201(b) of Regulation S-K.

    Response:    As requested by the Staff, we have revised the Prospectus to include the information required by Item 201(b) of Regulation S-K. Please see page 61.

Front Cover Page of Prospectus

  4.
  Please delete your reference to Joint Book-Running Managers on the cover page. Further, we note that you list the names of four underwriters. Please revise to identify only the lead or managing underwriters. Refer to Item 501 (b)(8) of Regulation S-K.

    Response:    As requested by the Staff, we have deleted the reference to Joint Book-Running Managers. Please see cover page and back cover of the prospectus. All four of the underwriters named on the cover page are managing underwriters.

Inside Front Cover of Prospectus

  5.
  Please provide us with the photographs and marketing slogans you intend to use. We may have comments on these materials.

    Response:    As requested by the Staff, we have revised the Prospectus and included the photographs and marketing slogans we intend to use. We acknowledge that the Staff may have additional comments on these materials.

Prospectus Summary, page 1

  6.
  Please consider revising this section to delete all promotional terms and phrases. For example; we note reference to "innovative, action sports-inspired products," "strong retail relationships" and "unique combination of fun, style and exhilaration." Please similarly consider revising your disclosure under Management's Discussion and Analysis beginning on page 25 and the Business section beginning on page 39.

    Response:    Although we believe that the terms provided are descriptive and not promotional, we have deleted certain terms that the Staff may consider promotional rather than descriptive. Please see pages 1, 25, 40, 41, 42 and 43.

Risk Factors, page 6

  7.
  Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may "adversely affect' or "negatively impact" your business does not adequately address the potential consequences. For example, we note the following risk factors:

  •
  We do not have long-term contracts with any of our retail customers..., page 9;

  •
  We rely on our independent sales representatives..., page 9;

  •
  Our current information technology systems may be unable..., page 9;

  •
  We are subject to foreign exchange risk..., page 11;

  •
  HEELYS-wheeled footwear could become subject to..., page 11.

    Please revise these and similar risk factor subheadings as appropriate.

    Response:    As requested by the Staff, we have revised the above-referenced and similar risk factor subheadings. Please see pages 6, 7, 9, 10, 11, 12 and 13.

  8.
  Some of your risk factors appear generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors:

  •
  If we fail to accurately forecast consumer demand and trends..., page 7;

  •
  Any shortage of raw materials could increase our costs..., page 10;

  •
  We may not be able to compete effectively..., page 13;

  •
  Acquisitions may be difficult to identify and successfully integrate..., age 13;

  •
  The trading price of our common stock may fluctuate significantly..., page 14.

    Please revise these and similar risk factors as appropriate.

    Response:    As requested by the Staff, we have revised the risk factors as appropriate. Please see pages 7, 10 and 13. With respect to the risk factor regarding our trading price on page 14, we respectfully submit to the Staff that although such risk factor is germane to many public companies, the risk is significant enough to warrant a full description. Consequently, we submit that such risk factor will be beneficial to prospective investors in connection with this offering.

We depend primarily upon sales from a single product line..., page 6

  9.
  We note that you generate substantially all of your net sales from your HEELYS-wheeled footwear. Please quantify the percentage of your net sales that are from HEELYS-wheeled footwear.

    Response:    As requested by the Staff, we have quantified the percentage of our net sales that are from HEELYS-wheeled footwear. Please see page 6.

If we are unable to enforce our patents, trademarks and other intellectual property rights..., page 6

  10.
  Please substantiate or delete your reference to counterfeit products as being of "poor quality."

    Response:    As requested by the Staff, we have deleted our reference to "poor quality." Please see pages 6 and 50.

Our current information technology systems may be unable to support our growth..., page 9

  11.
  Please describe the "significant deficiencies" you have identified related to the security in your information technology systems.

    Response:    As requested, we have revised the disclosure to identify the significant deficiencies related to our information technology systems. Please see page 9.

Our products are manufactured in Asia and we expect to conduct..., page 10

  12.
  This risk factor outlines various risks that should be addressed under separate subheadings, if considered material. Please revise as appropriate.

    Response:    We respectfully submit that all of the various risks set forth in the subject risk factor relate to the international aspect of our business and that breaking this risk factor into separate subheadings would not result in disclosure beneficial to potential investors. We have, however, revised the risk factor to more narrowly focus the readers' attention on the risk associated with the international aspect of our business. Please see pages 10 and 11.

We are dependent on our management team..., page 11

  13.
  Please revise to specifically identify the members of management and other key personnel on which you rely.

    Response:    As requested by the Staff, we have revised the disclosure to specifically identify the members of our management upon whom we rely. Please see page 12.

Industry and Market Data, page 17

  14.
  We note disclosure indicating you have not independently verified any of the data from third-party sources appearing in the registration statement. Please delete any statements implying that you are not responsible for the disclosure in the registration statement.

    Response:    As requested by the Staff, we have deleted any statements implying that we are not responsible for the disclosure in the registration statement. Please see page 17.

Use of Proceeds, page 18

  15.
  We note disclosure in the risk factor appearing at the bottom of page 13 indicating that management will have broad discretion as to how the proceeds of the offering will be used. Please also include the disclosure in this section, if true. Please note that you may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise accordingly.

    Response:    As requested by the Staff, we have revised the disclosure. Please see page 18.

  16.
  Please revise to state the current amount outstanding under the revolving credit facility. We note that on page 32 you state that as of June 30, 2006, there was $2.8 million outstanding.

    Response:    As requested by the Staff, we have revised the disclosure. Please see pages 18 and 33.

  17.
  We note that you intend to use the remainder of the net proceeds for specific uses: infrastructure improvements, hiring, marketing, and product development. Please further quantify the amounts that you intend to use toward each specified use.

    Response:    Since we cannot estimate with any reasonable certainty the amounts to be expended for such other specified purposes, we do not believe any additional disclosure would be helpful to investors.

Management's Discussion and Analysis, page 25

  18.
  Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income. Further, discuss in greater detail how your plans to diversify your product offerings, categories and accessories may affect your operations.

    Response:    We respectfully submit that we have considered and discussed all known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on our revenues or income. We respectfully direct the Staff's attention to the disclosure provided in paragraphs two and three of "Overview." As requested by the Staff, we have revised the disclosure to include greater detail regarding how our plans to diversify our product offerings may affect our operations. Please see page 26.

  19.
  Please discuss in reasonable detail the economic or industry-wide factors relevant to your company, as well as the material opportunities, challenges and risks in the short and long term and the actions you are taking to address them. Please refer to SEC Release No. 33-8350 for additional guidance.

    Response:    We respectfully submit that, with the additional disclosure described above in response to Staff Comment No. 18, we have considered and discussed in reasonable detail the economic and industry-wide factors relevant to our company and also any known material opportunities, challenges and risks in the short and long term and the actions we are taking to address them.

Results of Operations, page 27

Comparison of the Six Months Ended June 30, 2006 and Six Months Ended June 30, 2005, page 28

  20.
  When attributing increases or decreases in financial statement line items to multiple factors contributing to material changes during the reported periods, please quantify the amount of the increase or decrease attributed to each factor to the extent practicable. For example, in your discussions and analyses of gross profit, please quantify the impact of increases and decreases in average selling prices, royalty costs, inventory reserve accruals and distribution costs. For further guidance please refer to Item 303(a)(3) of Regulation S-K and the Commission's Interpretative Release, Release No. 33-8350, on Management's Discussion and Analysis of Financial Condition and Results of Operations which is available on our website at www.sec.gov.

    Response:    We have revised the disclosure to reflect the Staff's comments. Please see pages 28, 29 and 30.

Liquidity and Capital Resources, page 30

  21.
  Please provide an analysis of the underlying reasons for changes in working capital items identified and their reasonably likely impact on future cash flows and cash management decisions. Please also discuss the increase in prepaid expenses for the most recent period. In addition, please include a discussion of funds borrowed and used to repurchase common stock during the most recent period. Further, please provide a discussion of your ability to meet your cash requirements over the long-term. Please refer to SEC Release No- 33-8350.

    Response:    Pursuant to the Staff's request, we have revised the disclosure to address the increase in prepaid expenses for the most recent period. Please see page 31. Pursuant to the Staff's request, we have also revised the disclosure to include a discussion of funds borrowed and used to repurchase common stock. Please see page 32. We respectfully submit to the Staff that we have analyzed the underlying reasons for changes in working capital items and have provided adequate disclosure regarding the same. With respect to the Staff's request to discuss our ability to meet cash requirements over the long-term, we believe that the disclosure provided currently addresses this concern and that any disclosure regarding cash requirements more than one year in the future would be speculative and would not be beneficial to prospective investors.

Revolving Credit Facility, page 32

  22.
  Please revise to further describe and quantify the restrictive and financial covenants in your debt agreements.

    Response:    As requested by the Staff, we have revised the disclosure to further describe and quantify the restrictive and financial covenants in our debt agreements. Please see page 33.

Contractual Obligations and Commercial Commitments, page 33

  23.
  For a better understanding of the timing and amount of the specified contractual obligations, please revise to include footnotes that describe the provisions that create, increase, or accelerate obligations. Refer to Item 303(a)(5)of Regulation S-K.

    Response:    We have revised the disclosure as requested. Please see page 34.

Critical Accounting Policies and Estimates, page 35

  24.
  We note your disclosure that "impairments are recognized in earnings to the extent that the carrying value exceeds the estimated undiscounted pre-tax future cash flows." Please tell us your basis in

    GAAP for recognizing impairments based on undiscounted future cash flows rather than fair value. Please refer to paragraph 7 of SFAS 144.

    RESPONSE:    Impairments are recognized based on fair value and we have revised the disclosure accordingly. Please see page 37.

  25.
  Please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. In doing so, you should provide an analysis, to the extent material, of such factors as to how you arrive at each of your estimates, including those related to estimated sales returns and other allowances and inventory write-downs, how accurate your estimates and assumptions have been in the past, how much your estimates and assumptions have changed in the past and whether they are reasonably likely to change in the future. Please refer to the guidance in SEC Release No. 33-8350 and Section 501.14 of Codification of Financial Reporting Policies.

    Response:    Our critical accounting policies include our critical accounting estimates, comprised primarily of estimates related to reserves for future returns and certain expenses. None of the underlying assumptions relating to such estimates has changed materially from our inception and we have no basis to assume that such underlying assumptions relating to such estimates will materially change in the foreseeable future. SEC Release 33-8350 requires a quantitative analysis of the sensitivity of the estimate to be provided only if the quantitative information is reasonably available and will provide material information to investors. Because the sensitivity analysis would not be meaningful to investors and thus immaterial, it is not required by SEC Release 33-8350.

Business, page 39

  26.
  Please provide support for the qualitative and comparative statements contained in this section and throughout your prospectus. We note these examples appearing in this section:

  •
  ...SGMA International, a sporting goods industry trade group, estimated that from 1998 to 2005, U.S. participation in basketball, baseball and soccer declined 24.6%. 16.7% and 6.4%, respectively..., page 40;

  •
  For the quarter ended December 31, 2005, HEELYS-wheeled footwear had a 10.7% market share in retail sales dollars for skateboard-related footwear brands...according to data collected by NPD, a retail and apparel industry research group, page 40);

  •
  ... our products have been featured in numerous television and print spots, including television networks such as CNN and CNBC..., page 46.

    Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Please tell us whether the sources you cite to are publicly available. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise these and similar statements throughout your prospectus as necessary.

    Response:    We have supplementally provided support (please see Exhibit A) for the qualitative and comparative statements contained in this section and throughout the prospectus. The information provided with Exhibit A contains page references to the sections relied upon for each specific statement and specifies if the information is publicly available. With regard to the statement "... our products have been featured in numerous television and print spots...", such information is publicly available, but we have provided a few examples of print spots featuring our products, and if the Staff requests, we can provide a copy of video clips and additional print spots featuring our products.

Senior Management Team with Deep Industry Expertise, page 41

  27.
  Please revise to provide the average years of experience of your management team rather than the collective number of years.

    Response:    We have revised this disclosure to focus on those members of our management team that had industry experience prior to joining us. Please see page 42.

International Sales, page 45

  28.
  Please revise to include the information required by Item 101(d) of Regulation S-K.

    Response:    As requested by the Staff, we have revised our disclosure to include the information required by Item 101(d) of Regulation S-K. Please see pages 45 and 46.

Intellectual Property—Patents and Trademarks, page 47

  29.
  Please explain the legal basis for the successful raids, customs seizures and product confiscations you have conducted in various countries.

    Response:    As requested by the Staff, we have revised the disclosure to explain the legal basis for the raids, customs seizures and product confiscations. We have also clarified that such actions were taken by the appropriate officials, with our cooperation. Please see page 48.

  30.
  Please quantify the royalties and required minimum payments you render under the licensing agreement related to the technology used in your grind-and-roll HEELYS-wheeled footwear. Please also file the licensing agreement as a material exhibit. See Item 601 of Regulation S-K.

    Response:    As requested, we have quantified the royalties under the license agreement and have filed the license agreement as an exhibit. Please see pages 48, 49 and II-3.

Legal Matters, page 49

  31.
  We note your belief that none of your pending legal matters will have a material adverse effect upon your liquidity, financial condition or results of operations. We also note disclosure in the risk factor appearing on page 7 citing a current legal proceeding involving an intellectual property matter and that your business, financial condition and results of operations could be adversely affected if you fail to obtain and maintain intellectual property right protection. Please reconcile and revise your disclosure as appropriate.

    Response:    We have revised our disclosure in the risk factor on page 7 to clarify the distinction between the risk factor and the disclosure on page 50. Please see page 7.

Employment Agreements, page 55

  32.
  Please disclose any payments to be made in connection with this initial public offering, if any.

    Response:    We confirm that there are no payments to be made in connection with this initial public offering.

Certain Relationships and Related Party Transactions, page 56

  33.
  Please revise to include the information for the transactions that occurred in May 2006.

    Response:    We respectfully direct the Staff's attention to the disclosure included on page 57 for Messrs. Roger R. Adams and Richard E. Middlekauff. We will provide the information in the remaining blanks in a subsequent pre-effective amendment to the Registration Statement.

Principal and Selling Stockholders, page 58

  34.
  Please provide the information in the beneficial ownership table as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

    Response:    We confirm we will provide the required information in a subsequent pre-effective amendment to the registration statement.

  35.
  Please describe how the selling stockholders received their securities and any other material relationship. Refer to Item 507 of Regulation S-K.

    Response:    As requested, we have revised the disclosure to disclose other material relationships that may not have been readily apparent. With respect to the request to disclose how the selling stockholders received their securities, we respectfully submit that the prospectus complies with Item 507 of Regulation S-K and direct the Staff's attention to the disclosures contained on pages 53-58, F-17, F-18 and F-19. We do not believe duplicative disclosure will be beneficial to potential investors.

  36.
  Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

    Response:    None of the selling stockholders is a registered broker-dealer or an affiliate of a broker-dealer.

  37.
  Please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

  •
  how long the selling shareholders have held the securities,

  •
  the circumstances under which the selling shareholders received the securities,

  •
  the selling shareholders' relationship to the issuer,

  •
  the amount of securities involved,

  •
  whether the sellers are in the business of underwriting securities, and

  •
  whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

    Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

    •
    the seller purchased in the ordinary course of business and

    •
    at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    Response:    None of the selling stockholders is a registered broker-dealer or an affiliate of a broker-dealer.

Description of Capital Stock, page 60

  38.
  We note that you state that the outstanding shares of common stock and all of the shares issued in this offering will be non-assessable. This appears to be a legal opinion that you are not qualified to make. Please revise to omit or identify the counsel on whose opinion you are relying.

    Response:    As requested by the Staff, we have revised and deleted the reference. Please see page 61.

Preferred Stock, page 60

  39.
  We note that you state that at present you have no plans to issue any shares of preferred stock. Please revise to disclose the prior issuances of series A and B preferred stock, the redemption of the series A and the conversion of the series B preferred stock.

    Response:    We confirm that there is no present plan to issue any shares of preferred stock. With regard to the prior issuances of Series A and Series B preferred stock, we confirm that such stock was issued in the past, but has been redeemed (the Series A preferred stock) or converted into common stock (the Series B preferred stock). We respectfully direct the Staff's attention to the disclosure on page 57 regarding the original sale of the Series A and Series B Preferred Stock and the respective redemption and conversion thereof. We do not believe duplicative disclosure will be beneficial to potential investors.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

  40.
  Please separately disclose interest expense, other income and other expense on the face of the statement. Please also disclose any material amounts of other income and expense in the notes. Please refer to Rule 5-03 of Regulation S-X.

    Response:    As requested by the Staff, we have separately disclosed interest expense, other income and other (income) expense. Please see page F-4.

Notes to Consolidated Financial Statements, page F-7

  41.
  Please disclose total research and development costs charged to expense for each period presented. Please refer to paragraph 13 of SFAS 2.

    Response:    Research and development costs are immaterial and therefore have not been disclosed.

Note 2. Summary of Significant Accounting Policies, page F-7

Recognition of Revenues, page F-8

  42.
  Please tell us whether you estimate the receipt dates of shipments under arrangements in which title transfers upon receipt by customers. If so, please also tell us the methodology you use and why your methodology results in reliable estimates, and include a discussion of your estimates in Management's Discussion and Analysis in Financial Condition and Results of Operations.

    Response:    We do not estimate shipment receipt dates. We recognize revenue when we receive notification from the freight forwarder of receipt of our products by the customer or upon receipt of notice from an independent manufacturer that our products have shipped to a customer and such customer has assumed risk of loss or accepted title to such products.

Inventories, page F-8

  43.
  Please tell us the nature of distribution costs allocated to inventories and your basis in GAAP for capitalizing such costs. Please also tell us how you allocate purchasing and other fixed overhead costs to inventory units. In addition, please disclose whether costs allocated and included in inventories include inbound freight charges and receiving, inspection and warehousing costs.

    Response:    We do not allocate distribution, purchasing or other fixed overhead costs to inventories, as all such costs are expensed. Inventory costs do include inbound freight. We have revised the disclosure accordingly. Please see page F-8.

Net Income per Share, page F-9

  44.
  If applicable, please disclose securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share for each period presented. Please refer to paragraph 40.c. of SFAS 128.

    Response:    There were no such securities prior to June 2006, when we issued the options under our 2006 Stock Incentive Plan. We confirm that in a separate pre-effective amendment we will include the effects of these potentially dilutive options. As the options were granted on June 23, 2006 and were therefore outstanding for only seven days during the six months ended June 30, 2006, the compensation expense related to these options was approximately $7,000 for such period.

Note 7, Debt, page F-l4

  45.
  Please disclose the interest provisions of your revolving credit facility.

    Response:    As requested by the Staff, we have disclosed the interest provisions of our revolving credit facility. Please see page F-14.

Note 14, Stock-Based Compensation (Unaudited), page F-19

  46.
  We note that the grant-date fair value of options disclosed in the second paragraph equals the exercise price per share disclosed in the first paragraph. It appears that either the grant-date fair value or the amount of unearned compensation is incorrect. Please advise or revise your disclosure accordingly.

    Response:    We have revised the disclosure to reflect the proper grant-date fair value. Please see page F-19.

Part II

Item 15, Recent Sales of Unregistered Securities, page II-2

  47.
  Please describe the issuance of common stock upon the conversion of the Series B preferred stock. In addition, please discuss the issuances to the patent attorney described in Note 12 to the financial statements on page F-19, and the issuance to Mr. Robert Ward that is described on page 70. Further, please include all of the information regarding the issuance in June 2006.

    Response:    We have described the issuance of common stock upon the conversion of the Series B Preferred Stock, and discussed the issuance to Robert J. Ward, our patent attorney. Please see page II-2. We will include the remaining information regarding the issuance to Mr. Ward and the June 2006 issuance by a separate pre-effective amendment.

Item 16, Exhibits and Financial Statement Schedules, page II-2

  48.
  Please file all required exhibits in a timely manner so that we may have sufficient time to review them.

    Response:    We will include the remaining required exhibits in a timely manner in order to give the Staff sufficient time to review.

Item 17, Undertakings, page II-3

  49.
  Please revise to include the undertakings in Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

    Response:    We have included the undertaking in Item 512(a)(5)(ii) and (c)(6) of Regulation S-K. Please see page II-4 and II-5.

        Please contact me at (214) 999-4245 or Alan J. Perkins at (214) 999-4683, should you require further information.

Very truly yours,
/s/ ROBERT SARFATIS Robert Sarfatis
cc:
Michael G. Staffaroni
Patrick Hamner
Alan J. Perkins

Exhibit A

See Attached

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Exhibit A